SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

H.T.E., Inc.

(Name of Subject Company (issuer))

Lake Acquisition Corp. Inc.

(Offeror)

SunGard Data Systems Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

403926 10 8

(CUSIP Number of Class of Securities)

Lawrence A. Gross, Esquire

SunGard Data Systems Inc.

1285 Drummers Lane

Wayne, Pennsylvania 19087

Tel: (610) 341-8700

Fax: (610) 341-8115

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

copy to:

Francis E. Dehel, Esquire

Edward F. Spaniel, Jr., Esquire

Blank Rome LLP

One Logan Square

Philadelphia, Pennsylvania 19103

Tel: (215) 569-5500

Fax: (215) 569-5555

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$127,675,765	$11,746.17

(*)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase, at an offer price of $7.00 per share, of (i) 15,901,523 outstanding shares of common stock of H.T.E., Inc. (ii) 2,331,921 shares of common stock of H.T.E., Inc. issuable upon exercise of outstanding options and (iii) 5,951 shares of common stock of H.T.E., Inc. issuable under the H.T.E., Inc. 1997 Employee Stock Purchase Plan.

(**)	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, is equal to $92 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

☐	Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 1 (“Amendment”) to the Tender Offer Statement on Schedule TO (this “Schedule TO”) filed initially with the Securities and Exchange Commission (the “Commission”) on February 14, 2003, relates to the offer by Lake Acquisition Corp. Inc., a Florida corporation (the “Purchaser”) and a wholly owned subsidiary of SunGard Data Systems Inc., a Delaware corporation (“SunGard”), to purchase all of the outstanding shares of common stock (the “Shares”) of H.T.E., Inc., a Florida corporation (“HTE”), at a purchase price of $7.00 per Share, in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 14, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (as they may be amended or supplemented from time to time, such Offer to Purchase and Letter of Transmittal together constitute the “Offer”), copies of which were previously filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. This Amendment to the Schedule TO is being filed on behalf of the Purchaser and SunGard. Capitalized terms used herein and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEMS 1-9 AND ITEM 11

Items 1-9 and Item 11 of the Schedule TO are hereby amended and supplemented to include the following:

“Statements made by SunGard, Purchaser or HTE in connection with the Offer are not entitled to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995 (the “PSLRA”). Consequently, notwithstanding any statements to the contrary, the PSLRA does not apply to any forward-looking statements made by SunGard, Purchaser or HTE in connection with the Offer.”

Items 1-9 and Item 11 of the Schedule TO are hereby amended by the following amendments to the Offer to Purchase:

The fourth paragraph of Section I (Terms of the Offer) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“If by 12:00 midnight, New York City time, on Friday, March 14, 2003 (or by any other time and date then scheduled as the Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, the Purchaser may (i) subject to the qualification described in the immediately preceding paragraph of this Offer to Purchase with respect to the Minimum Condition, at any time prior to the Expiration Date waive all of the conditions to the Offer that remain unsatisfied (except that conditions with respect to obtaining necessary governmental approvals may be waived after the Expiration Date) and accept for payment and pay for all shares of HTE common stock that have been validly tendered and not properly withdrawn prior to the Expiration Date, (ii) extend the Offer and, subject to the right of holders of shares of HTE common stock previously tendered to withdraw such tendered shares at any time prior to the Expiration Date, retain all of the shares that have been previously tendered and not properly withdrawn during the period or periods for which the Offer is extended, (iii) subject to the qualifications described in the immediately preceding paragraph of this Offer to Purchase, amend the Offer or (iv) terminate the Offer in accordance with the Merger Agreement, not accept for payment or pay for any shares of HTE common stock and return all previously tendered shares to the owners of such shares.”

The eighth paragraph of Section 1 (Terms of the Offer) of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Under Rule 14d-11 of the Exchange Act and subject to the conditions described in the following paragraphs of this Offer to Purchase, the Purchaser may elect to provide for a subsequent offering period of not less than three business days nor more than 20 business days in length, which subsequent offering period would commence immediately following the Expiration Date of the Offer. If provided, a subsequent offering period would be an additional period of time following the Expiration Date during which holders of shares of HTE common stock that were not previously tendered in the Offer may tender such shares to the Purchaser in exchange for the Offer Price on the same terms that applied to the Offer. A subsequent offering period is not the same as an extension of the Offer, which will have been previously completed if a subsequent offering period is provided. The Purchaser will accept for payment, and promptly pay for, any shares of HTE common stock that are validly tendered to the Purchaser during a subsequent offering period, if provided, for the same price paid to holders of shares of HTE common stock that were validly tendered in the Offer and not properly withdrawn prior to the Expiration Date, in cash. Holders of shares of HTE common stock that are validly tendered to the Purchaser during a subsequent offering period, if provided, will not have the right to withdraw such tendered shares.”

The paragraph evidenced by the tenth bullet point under Section 13 (Certain Conditions of the Offer) of the Offer to Purchase is amended and restated in its entirety by the deletion of the word “not” from the introductory clause of that paragraph so that such paragraph reads as follows:

“there shall have occurred and be continuing: (i) (A) any general suspension of trading in, or limitation on prices for, securities on The Nasdaq Stock Market or New York Stock Exchange for a period in excess of 24 hours (excluding any organized halt triggered solely as a result of a specified decrease in a market index or suspensions or limitations resulting solely from physical damage, technological or software breakdowns or malfunctions or interference with such exchange not related to market conditions) or (B) any decline in any of the Dow Jones Industrial Average, the Standard & Poor’s Index of 500 Industrial Companies, the Nasdaq Composite Index or the Nasdaq Computer and Data Processing Index in excess of 25% measured from the close of business on the date of the Merger Agreement; (ii) a declaration by a governmental body of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) an act of terrorism or a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, which in any case could have a “material adverse effect” or could materially adversely affect SunGard’s or the Purchaser’s ability to purchase shares of HTE common stock in the Offer or consummate the Merger; (iv) any extraordinary limitation (whether or not mandatory) by any governmental body on the extension of credit generally by banks or other financial institutions; or (v) a change in general financial, bank or capital market conditions which materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans;”

The second paragraph under the subsection “Antitrust” in Section 14 (Certain Legal Matters) of the Offer to Purchase is hereby amended and supplemented to include the following language at the end of such paragraph:

“The initial waiting period triggered by the filing by SunGard of Premerger Notification and Report Forms with the FTC and Antitrust Division on

February 6, 2003 expired without a request for additional information or documentary materials by the FTC or the Antitrust Division.”

The foregoing is hereby incorporated by reference in answer to Items 1-9 and Item 11 of the Schedule TO.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAKE ACQUISITION CORP. INC.

By:	/s/ RICHARD C. TARBOX
Name: Richard C. Tarbox Title: Vice President

SUNGARD DATA SYSTEMS INC.

By:	/s/ RICHARD C. TARBOX
Name: Richard C. Tarbox Title: Senior Vice President-Corporate Development

Dated: March 10, 2003